UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 30, 2015

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Second Quarter Trading and First Half 2015 Results”, dated July 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 30, 2015	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Second Quarter Trading and First Half 2015 Results

Strong performance - improved underlying revenue growth, trading profit margin and earnings

Full year guidance maintained

30 July 2015

Smith & Nephew plc (LSE:SN, NYSE:SNN) results for second quarter and first half ended 27 June 2015:

	Trading			Reported
	27 June 2015 $m	28 June 2014 $m	Underlying growth	27 June 2015 $m	28 June 2014 $m	Reported growth
Q2 Results[i]
Revenue	1,168	1,147	5%	1,168	1,147	2%

H1 Results[i]
Revenue	2,272	2,220	4%	2,272	2,220	2%
Trading profit	512	484	6%
Operating profit				439	363	21%
Trading/operating profit margin (%)	22.5	21.8	70bps	19.3	16.4	290bps
EPSA/ EPS (cents)	39.1	38.1		33.0	26.8

 Q2 Highlightsi

•	Q2 revenue was $1,168 million, up 5% underlying and 2% on a reported basis, with -9% currency headwind partially offset by a 6% benefit from acquisitions

•	Advanced Wound Care improvement continues, with revenue up 12%

•	Emerging Markets consistently producing double-digit growth

•	Strong global Knee Implant performance delivers revenue growth of 7%

 H1 Highlightsi

•	H1 revenue was $2,272 million, up 4% underlying and 2% on a reported basis, with -9% currency headwind partially offset by 7% benefit from acquisitions

•	H1 trading profit was $512 million, up 6% underlying

•	Trading profit margin up 70bps at 22.5%

•	H1 trading profit to cash conversion ratio improved to 75% (H1 2014: 53%)

•	EPSA 39.1¢, up 3%

•	Interim Dividend of 11.8¢ per share (2014: 11.0¢)

Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“These strong results demonstrate the positive effects of our actions coming through across the Group. Notably, in the second quarter we continued the improvement in Advanced Wound Care, achieved double-digit growth across the Emerging Markets, and delivered our best performance globally in Reconstruction for three years, led by strong US Knee Implants.

“In the first half of 2015, we delivered higher underlying revenue growth, trading profit margin and earnings year-on-year. We made a number of acquisitions, strengthening our technology and product portfolio and Emerging Markets business. Our efficiency programmes are progressing to plan, enhancing the bottom line.

“Where we have invested to improve existing businesses we are beginning to reap the benefits. I am confident we are firmly on-track with our strategy to invigorate the growth profile of Smith & Nephew.”

News

Analyst conference call

An analyst meeting and conference call to discuss Smith & Nephew’s second quarter trading and half year results will be held at 8.30am BST/3.30am EST today, Thursday 30 July. This can be heard live via audio webcast on the Smith & Nephew website at www.smith-nephew.com/results and will be available on the site archive shortly afterward. For those who wish to dial in to the call, a listen-only service is available by calling +44 (0) 20 3427 1903 in the UK or +1 646 254 3361 in the US (passcode 5830059).

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Deborah Scott / Matthew Cole	+44 (0) 20 3727 1000
FTI Communications

Notes

i.	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, trading cash flow, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

ii.	All numbers given are for the quarter or first half ended 27 June 2015 unless stated otherwise.

iii.	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2014 period.

iv.	Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

v.	The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

vi.	Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

vii.	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

viii.	Q2 2015 comprised 63 trading days (2014: 63 trading days). H1 2015 comprised 124 trading days (2014: 125 trading days).

Smith & Nephew Second Quarter Trading and First Half 2015 Results

These strong results demonstrate the positive effects of our actions coming through across the Group. In the first half of 2015, we delivered higher underlying revenue growth, trading profit margin and earnings year-on-year.

Where we have invested to improve existing businesses we are beginning to reap the benefits.

In our Established Markets, our Sports Medicine franchises are showing the benefits of the ArthroCare acquisition, Smith & Nephew’s largest acquisition by value to date. Advanced Wound Care is continuing to improve following the actions we took in 2014. Our Reconstruction franchise has produced its best global performance for three years, driven by pioneering products such as the JOURNEYà II Total Knee System and strong marketing and sales execution.

We continue to innovate for value with new product launches and disruptive business models. Synceraà, our value solution for orthopaedic reconstruction, has completed its US pilot, and we now have a number of trained and fully operational customer sites. We are progressing the full launch in the US and are encouraged by the reception from healthcare providers.

We are successfully building our business in the Emerging Markets, consistently delivering double-digit revenue growth. The Emerging Markets now account for 16% of Group revenue, up from 8% in 2010, reflecting our continuing effort to rebalance our business and build share in higher growth markets.

We continue to simplify and improve our operating model. Our programme to realise at least $120 million of annual savings, announced last year, is progressing to plan, enhancing earnings. Savings to date have been driven by our focus on efficient procurement and the greater agility of the single managing director model we have implemented in all countries outside of the US.

We have undertaken a number of acquisitions, strengthening both our technology and product portfolio, and our Emerging Markets business.

We acquired software technology from S2 Interactive to drive supply chain optimisation and savings for Syncera customers. We announced the acquisition of the Zimmer® Unicompartmental High Flex Knee (ZUK) system in the US market, expanding our access to a fast growing segment of the joint reconstruction market and many new customers.

In the Emerging Markets we acquired EuroCiencia Colombia (‘ECC’). ECC was our sole distributor for orthopaedic reconstruction, trauma and sports medicine products in Colombia, one of the largest economies in Latin America.

In July, after the period end, we acquired the trauma and orthopaedics business of our Russian distributor DeOst LLC, and DC LLC, a Russian mid-tier trauma manufacturing company, significantly boosting our local presence and giving us a platform to take advantage of local market dynamics.

Second Quarter 2015 Trading Update

In the second quarter we built upon the good start to the year delivered last quarter. Our Q2 revenue was $1,168 million (2014: $1,147 million), an increase of 5% on an underlying basis and 2% on a reported basis. A foreign exchange headwind of -9% was partially offset by acquisitions, which added 6% to the reported growth rate.

Q2 2015 comprised 63 trading days, in-line with Q2 2014.

Second Quarter Consolidated Revenue Analysis

	27 June 2015 $m	28 June 2014 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	1,168	1,147	2	5	6	-9

	27 June 2015	28 June 2014	Reported growth	Underlying growth[a] %	Underlying growth[a] %

Consolidated revenue by franchise	$m	$m	%	Global	US	OUS[b]
Sports Medicine, Trauma & Other	469	422	11	4	4	3

Sports Medicine Joint Repair	150	141	6	7
Arthroscopic Enabling Technologies	142	121	17	1
Trauma & Extremities	125	129	-3	2
Other Surgical Businesses	52	31	69	7

Reconstruction	374	388	-4	4	6	3

Knee Implants[c]	221	221	0	7
Hip Implants[c]	153	167	-8	1

Advanced Wound Management	325	337	-4	7	0	12

Advanced Wound Care	193	199	-4	12
Advanced Wound Bioactives	89	85	5	6
Advanced Wound Devices	43	53	-17	-9

Total	1,168	1,147	2	5	4	6

Consolidated revenue by geography	27 June 2015	28 June 2014	Reported growth	Underlying growth[a]
	$m	$m	%	%
US	549	494	11	4
Other Established Markets[d]	426	479	-11	3
Emerging Markets	193	174	11	14

Total	1,168	1,147	2	5

a	Underlying growth is defined in note iv on page 2
b	Outside United States
c	US knees 7%, OUS knees 7%, US hips 3%, OUS hips -1%
d	Europe, Canada, Japan, Australia and New Zealand

Q2 2015 Franchise Highlights

Sports Medicine Joint Repair continued to deliver good growth, with revenue up 7% in the quarter. In Arthroscopic Enabling Technologies the growth rate of 1% includes a strong contribution from our COBLATIONà technology. With the integration of ArthroCare complete and recently launched products being well received we are excited by the prospects for these franchises.

Trauma & Extremities delivered growth of 2%, with the comparable period last year having benefitted from a major Trauma tender win in the Middle East.

Our Other Surgical Businesses (previously ‘Other ASD’) franchise delivered revenue growth of 7% in the quarter. Within this, the Ear, Nose & Throat (‘ENT’) business we acquired as part of ArthroCare continued to improve its growth rate under new management.

Performance in Reconstruction was led by a strong quarter in Knee Implants, where we grew revenue by 7%. This included growth of 7% in the US, driven by our JOURNEY II Total Knee System and the benefits of a US marketing campaign for VERILASTà technology, featuring both hips and knees. Hip Implants revenue growth was 1%, partly held back by the impact of changes in the Indications for Use for the BIRMINGHAM HIPà Resurfacing System announced this year.

Advanced Wound Care delivered a strong performance, with growth up 12%. This builds upon the improvements seen in the first quarter as we benefitted from our actions in the US, including new management and a refocused sales force, and a weak comparable period.

Advanced Wound Bioactives growth was 6%, against a strong comparable period. The SANTYLà growth rate improved over Q1 2015, while OASISà sales continued to be held back by the 2014 change in US reimbursement.

Revenue in Advanced Wound Devices was down -9%, as expected, reflecting the US distribution hold on RENASYSà. Whilst we are making progress with securing the required approvals and expect to be able to begin supporting existing customers this year, we have decided to focus our investment on re-entering the US market with our next generation product during the course of 2016. We continue to drive very strong PICOà sales as the market increasingly adopts the benefits of disposable negative pressure.

First Half 2015 Consolidated Trading Analysis

Smith & Nephew results for the first half ended 27 June 2015:

	Trading		Reported
	Half year 2015 $m	Half year 2014 $m	Half year 2015 $m	Half year 2014 $m
Results*
Revenue	2,272	2,220	2,272	2,220

Trading/operating profit	512	484	439	363
Trading/operating profit margin	22.5%	21.8%	19.3%	16.4%
Net interest payable	(21)	(4)	(18)	(7)
Other finance costs	(7)	(5)	(7)	(5)
Share of losses from associates	(3)	(2)	(3)	(2)

Profit before taxation	481	473	411	349
Taxation	(131)	(133)	(116)	(110)
Effective tax rate	27.2%	28.0%	28.2%	31.5%

Adjusted attributable/ attributable profit	350	340	295	239

EPSA/ EPS (cents)	39.1	38.1	33.0	26.8

*	See note i on page 2

First Half 2015 Highlights

Group revenue for the first half was $2,272 million (H1 2014: $2,220 million), an increase of 4% on an underlying basis and 2% on a reported basis. A foreign exchange headwind of -9% was partially offset by acquisitions, which added 7% to the reported growth rate.

Revenue growth was 3% in the US and flat across our Other Established Markets. We continue to produce strong revenue growth in the Emerging Markets, up 18%.

We completed the acquisition of ArthroCare during the comparative half year (29 May 2014), further strengthening our Sports Medicine franchises. The 2015 first half results include the benefit of a full six months of trading from ArthroCare. This business is performing in-line with our expectations and we continue to expect the synergies to add $85 million to annual trading profit by 2017. Underlying growth rates have been adjusted to show like-for-like year-on-year performance.

Trading profit was $512 million in the first half (H1 2014: $484 million), up 6% on an underlying basis. The trading profit margin was 22.5% (H1 2014: 21.8%), up 70 bps, in part reflecting the phasing of efficiencies and investments in the first half over the second half of the year.

Reported operating profit of $439 million (H1 2014: $363 million) is after integration and acquisition costs, as well as restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred in the first half (see Note 8 to the Interim Financial Statements). In June we announced the cash receipt of $99 million in relation to the recent affirmation by the US Court of Appeals for the Federal Circuit of a patent infringement judgment against Arthrex, Inc. Consequently, the Group recognised $45 million in the period within operating profit being the principal amount less costs, interest and other expenses. This amount is not included within the Trading results for the period.

The estimated tax rate for the full year is 27.2% on Trading results (full year 2014: 27.7%), which would represent a 270bps reduction since 2012.

Adjusted earnings per share was 39.1¢ (78.2¢ per American Depositary Share, ‘ADS’) compared to 38.1¢ last year, up 3%. Basic earnings per share was 33.0¢ (66.0¢ per ADS) (H1 2014: 26.8¢).

Trading cash flow was $382 million in the half year. The trading profit to cash conversion ratio was 75% (H1 2014: 53%), reflecting an improvement in working capital management.

The net interest charge for the first half was $21 million within Trading results, reflecting the year-on-year increase in net debt following the ArthroCare acquisition and the loss of interest income from Bioventus following the repayment of the $160 million loan note in October 2014. Net debt was $1,513 million, down from $1,613 million at the end of Q4 2014.

Consistent with previous periods, the Interim Dividend is set by a formula and is equivalent to 40% of the total dividend for the previous year. The Board is therefore pleased to confirm that the Interim Dividend for the first half of 2015 is 11.8¢ per share (23.6¢ per ADS), compared with 11.0¢ last year. This will be paid on 27 October 2015 to shareholders on the register at the close of business on 9 October 2015.

Outlook

Our guidance for the full year 2015 is maintained. We continue to expect to deliver higher underlying revenue growth in 2015 than in 2014 and a year-on-year improvement in trading profit margin.

As previously guided we expect a significant currency headwind in 2015. If current exchange rates prevail throughout 2015 we would expect a full year currency headwind of -7% on reported revenue.

We are firmly on-track with our strategy to invigorate the growth profile of Smith & Nephew.

Forward calendar

The Q3 results will be released on 29 October 2015.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 100 countries. Annual sales in 2014 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

	27 June 2015 $m	28 June 2014 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	2,272	2,220	2	4	7	-9

	27 June 2015	28 June 2014	Reported growth	Underlying growth[a] %	Underlying growth[a] %
Consolidated revenue by franchise	$m	$m	%	Global	US	OUS[b]
Sports Medicine, Trauma & Other	923	796	16	4	4	4

Sports Medicine Joint Repair	294	265	11	8
Arthroscopic Enabling Technologies	282	229	23	0
Trauma & Extremities	248	253	-2	3
Other Surgical Businesses	99	49	104	9

Reconstruction	734	772	-5	3	4	2

Knee Implants[c]	430	440	-2	5
Hip Implants[c]	304	332	-8	0

Advanced Wound Management	615	652	-6	4	-2	8

Advanced Wound Care	371	388	-5	11
Advanced Wound Bioactives	164	157	5	5
Advanced Wound Devices	80	107	-25	-18

Total	2,272	2,220	2	4	3	5

Consolidated revenue by geography	27 June 2015	28 June 2014	Reported growth	Underlying growth[a]
	$m	$m	%	%
US	1,059	944	12	3
Other Established Markets[d]	848	959	-12	0
Emerging Markets	365	317	15	18

Total	2,272	2,220	2	4

a	Underlying growth is defined in note iv on page 2
b	Outside United States
c	US knees 5%, OUS knees 4%, US hips 1%, OUS hips -1%
d	Europe, Canada, Japan, Australia and New Zealand

2015 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the half year to 27 June 2015

	Notes	Half year 2015 $m	Half year 2014 $m
Revenue	2	2,272	2,220
Cost of goods sold		(566)	(556)

Gross profit		1,706	1,664
Selling, general and administrative expenses		(1,157)	(1,181)
Research and development expenses		(110)	(120)

Operating profit	8	439	363
Interest receivable		7	7
Interest payable		(25)	(14)
Other finance costs		(7)	(5)
Share of losses from associates		(3)	(2)

Profit before taxation		411	349
Taxation	3	(116)	(110)

Attributable profit A		295	239

Earnings per share A
Basic	8	33.0 ¢	26.8 ¢
Diluted		32.8 ¢	26.6 ¢

Unaudited Group Statement of Comprehensive Income for the half year to 27 June 2015

	Half year 2015 $m	Half year 2014 $m
Attributable profit A	295	239
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	(15)	(8)
Taxation on other comprehensive income	—	7

Total items that will not be reclassified to income statement	(15)	(1)

Items that are or may be reclassified to income statement
Exchange differences on translation of foreign operations	(67)	16
Net losses on cash flow hedges	(5)	(4)

Total items that are or may be reclassified to income statement	(72)	12

Other comprehensive (loss)/income for the period, net of tax	(87)	11

Total comprehensive income for the period A	208	250

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 27 June 2015

	Notes	27 June 2015 $m	31 Dec 2014 $m	28 June 2014 $m
ASSETS
Non-current assets
Property, plant and equipment		908	891	893
Goodwill		2,038	2,027	2,070
Intangible assets		1,639	1,747	1,868
Investments		13	5	2
Loans to associates		—	—	184
Investment in associates		103	112	109
Retirement benefit assets		7	7	—
Deferred tax assets		75	77	84

		4,783	4,866	5,210

Current assets
Inventories		1,185	1,181	1,185
Trade and other receivables		1,159	1,166	1,207
Cash at bank	6	88	93	140

		2,432	2,440	2,532

TOTAL ASSETS		7,215	7,306	7,742

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		183	184	184
Share premium		581	574	559
Capital redemption reserve		12	11	10
Treasury shares		(304)	(315)	(320)
Other reserves		(136)	(64)	132
Retained earnings		3,713	3,650	3,590

Total equity		4,049	4,040	4,155

Non-current liabilities
Long-term borrowings	6	1,532	1,666	1,986
Retirement benefit obligations		222	233	190
Trade and other payables		44	44	23
Provisions		66	63	71
Deferred tax liabilities		77	98	169

		1,941	2,104	2,439

Current liabilities
Bank overdrafts and loans	6	66	39	65
Trade and other payables		799	838	806
Provisions		79	67	112
Current tax payable		281	218	165

		1,225	1,162	1,148

Total liabilities		3,166	3,266	3,587

TOTAL EQUITY AND LIABILITIES		7,215	7,306	7,742

Unaudited Condensed Group Cash Flow Statement for the half year to 27 June 2015

	Half year 2015 $m	Half year 2014 $m
Cash flows from operating activities
Profit before taxation	411	349
Net interest payable	18	7
Depreciation, amortisation and impairment	226	194
Share of losses from associates	3	2
Share-based payments expense	13	16
Post-retirement past service cost adjustment	(15)	(35)
Movement in working capital and provisions	(77)	(152)

Cash generated from operating activities	579	381
Net interest and finance costs paid	(17)	(12)
Income taxes paid	(72)	(136)

Net cash inflow from operating activities	490	233

Cash flows from investing activities
Acquisitions, net of cash acquired	(16)	(1,572)
Capital expenditure	(161)	(161)
Trade investments	1	—

Net cash used in investing activities	(176)	(1,733)

Net cash inflow/(outflow) before financing activities	314	(1,500)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	7	24
Proceeds from own shares	1	—
Purchase of own shares	(51)	(31)
Equity dividends paid	(166)	(152)
Cash movements in borrowings	(126)	1,663
Settlement of currency swaps	(4)	2

Net cash (used in)/from financing activities	(339)	1,506

Net (decrease)/increase in cash and cash equivalents	(25)	6
Cash and cash equivalents at beginning of period	65	126
Exchange adjustments	(2)	—

Cash and cash equivalents at end of period B	38	132

B	Cash and cash equivalents at the end of the period are net of overdrafts of $50 million (28 June 2014: $8 million).

Unaudited Group Statement of Changes in Equity for the half year to 27 June 2015

	Share capital $m	Share premium $m	Capital redemption reserve $m	Treasury shares $m	Other reserves $m	Retained earnings $m	Total equity $m
At 1 January 2015 (audited)	184	574	11	(315)	(64)	3,650	4,040
Attributable profit A	—	—	—	—	—	295	295
Other comprehensive income A	—	—	—	—	(72)	(15)	(87)
Purchase of own shares C	—	—	—	(51)	—	—	(51)
Equity dividends paid	—	—	—	—	—	(166)	(166)
Share-based payments recognised	—	—	—	—	—	13	13
Deferred taxation on share-based payments	—	—	—	—	—	(3)	(3)
Cost of shares transferred to beneficiaries	—	—	—	22	—	(21)	1
Cancellation of treasury shares C	(1)	—	1	40	—	(40)	—
Issue of ordinary share capital	—	7	—	—	—	—	7

At 27 June 2015	183	581	12	(304)	(136)	3,713	4,049

	Share capital $m	Share premium $m	Capital redemption reserve $m	Treasury shares $m	Other reserves $m	Retained earnings $m	Total equity $m
At 1 January 2014 (audited)	184	535	10	(322)	120	3,520	4,047
Attributable profit A	—	—	—	—	—	239	239
Other comprehensive income A	—	—	—	—	12	(1)	11
Purchase of own shares C	—	—	—	(31)	—	—	(31)
Equity dividends paid	—	—	—	—	—	(152)	(152)
Share-based payments recognised	—	—	—	—	—	16	16
Deferred taxation on share-based payments	—	—	—	—	—	1	1
Cost of shares transferred to beneficiaries	—	—	—	10	—	(10)	—
Cancellation of treasury shares C	—	—	—	23	—	(23)	—
Issue of ordinary share capital	—	24	—	—	—	—	24

At 28 June 2014	184	559	10	(320)	132	3,590	4,155

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C	Shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During the half year ended 27 June 2015, a total of 2.9 million ordinary shares were purchased at a cost of $51 million and 2.9 million ordinary shares were cancelled (2014: 2.0 million ordinary shares were purchased at a cost of $31 million and 1.8 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2014, except for the change in reporting segments as discussed in Note 2. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s judgement are: valuation of inventories, impairment, liability provisioning, taxation and business combinations. There has been no change in the methodology of applying management judgement to these policies since the year ended 31 December 2014.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2014. These continue to be: product portfolio development, acquisitions and business development, government action pricing and reimbursement pressure, business operations and business continuity, product safety, regulation and litigation and compliance with laws and ethical behaviour. Further detail on these risks can be found in the annual accounts of the Group for the year ended 31 December 2014 on pages 37-39.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2014. The Group’s statutory financial statements for the year ended 31 December 2014 have been delivered to the Registrar of Companies.

2.	Business segment information

The Group has historically reported two operating segments, being Advanced Surgical Devices (‘ASD’) and Advanced Wound Management (‘AWM’). Since the completion on 1 January 2015 of the Group’s transition to a new commercial organisational structure as part of the Group Optimisation programme, the Group is engaged in a single business activity, being the development, manufacture and sales of medical technology products and services.

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through six geographical regions, with each having a president who is responsible for the commercial view of that region. The Commercial Operations team (‘CommOps’), comprises geographical presidents and certain heads of function and is chaired by the CEO. CommOps is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions are made by CommOps, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the CommOps level that these decisions are made. Accordingly, CommOps is considered to be the Group’s chief operating decision maker as defined by IFRS 8, Operating Segments.

In assessing performance, CommOps review financial information on an integrated basis for the Group as a whole. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 8, as well as financial information presented on a geographical and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis. Consequently, CommOps does not receive full discrete financial information on a geographical or product franchise basis.

The results of the single segment are shown below. Comparative results from the 2014 operating segments, ASD and AWM, are shown in Note 2b in a product franchise view.

A reconciliation of the trading and operating profit measures for these legacy segments to the single segment is not presented, as the single segment is consistent with the total results of the Group.

2a.	CommOps evaluates the performance of the single operating segment by considering its trading profit, which is reconciled to the statutory measure for the Group below:

	Half year 2015 $m	Half year 2014 $m
Revenue	2,272	2,220

Cost of goods sold D	(566)	(538)
Selling, general and administration expenses D	(1,084)	(1,078)
Research and development expenses	(110)	(120)

Trading profit D	512	484

Non-trading items D	(73)	(121)

Operating profit	439	363

D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 8.

	Underlying growth %	Acquisitions & disposals %	Currency impact %	Reported growth %
Half Year
Revenue growth	4	7	(9)	2
Trading profit growth	6	7	(7)	6

Further description of why CommOps focuses on the underlying revenue growth and trading measures and how this reconciles to operating profit, is detailed in Note 8.

2.	Business segment information (continued)

2b.	The following table shows Group revenue by product franchise.

	Half year 2015 $m	Half year 2014 $m
Sports Medicine, Trauma & Other	923	796

Sports Medicine Joint Repair	294	265
Arthroscopic Enabling Technologies	282	229
Trauma & Extremities	248	253
Other Surgical Businesses	99	49

Reconstruction	734	772

Knee Implants	430	440
Hip Implants	304	332

Advanced Wound Management	615	652

Advanced Wound Care	371	388
Advanced Wound Bioactives	164	157
Advanced Wound Devices	80	107

Total	2,272	2,220

ASD segment revenue of $1,568 million reported in 2014 included the franchises reported above under Sports Medicine, Trauma & Other and Reconstruction.

2c.	The following table shows Group revenue by geographic area, including material countries. Sales are attributed to the country in which the entity that made the sale legally resides. No individual customer comprises more than 10% of the Group’s external sales.

	Half year 2015 $m	Half year 2014 $m
Revenue by geographic market
US	1,059	944
Other Established Markets	848	959
Emerging and International Markets	365	317

Total	2,272	2,220

Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue for the half year was $141 million (2014: $133 million).

3.	Taxation

The tax rate on Trading results for the six month period to 27 June 2015 was 27.2% (2014: 28.0%). The reported tax rate for the six month period to 27 June 2015 was 28.2% (2014: 31.5%). Details of the reconciliation between Trading results and reported results are set out in Note 8.

4.	Dividends

The 2014 final dividend totalling $166 million was paid on 6 May 2015. The Interim Dividend of 2015 of 11.8 US cents per ordinary share was declared by the Board on 30 July 2015. This dividend is payable on 27 October 2015 to shareholders whose names appear on the register at the close of business on 9 October 2015. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 9 October 2015. Shareholders may participate in the dividend re-investment plan and elections must be made by 9 October 2015.

5.	Acquisitions

During the half year ended 27 June 2015, the Group acquired the Colombian distributor of its orthopaedic reconstruction, trauma and sports medicine products. This acquisition is deemed to be a business combination within the scope of IFRS 3.

The total estimated fair value of the consideration is $21 million and included $7 million of deferred consideration. As at the acquisition date, the aggregated value of the net assets acquired was $11 million giving rise to goodwill on the acquisition of $10 million. This is attributable to the additional economic benefits expected from the transaction, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

During the half year ended 27 June 2015, the contribution to revenue and attributable profit from this acquisition is immaterial. If this acquisition had occurred at the beginning of the year, its contribution to revenue and attributable profit would have also been immaterial.

6.	Net debt

Net debt as at 27 June 2015 comprises:

	27 June 2015 $m	28 June 2014 $m
Cash at bank	88	140
Long term borrowings	(1,532)	(1,986)
Bank overdrafts and loans due within one year	(66)	(65)
Net currency swap liabilities	(1)	—
Net interest rate swap liabilities	(2)	—

	(1,513)	(1,911)

The movements in the period were as follows:
Opening net debt as at 1 January	(1,613)	(253)
Cash flow before financing activities	314	(1,500)
Proceeds from issue of ordinary share capital	7	24
Proceeds from own shares	1	—
Purchase of own shares	(51)	(31)
Equity dividends paid	(166)	(152)
Exchange adjustments	(5)	1

	(1,513)	(1,911)

7.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	27 June 2015 $m	31 Dec 2014 $m	27 June 2015 $m	31 Dec 2014 $m	Fair value level
Financial assets at fair value
Forward foreign exchange contacts	56	48	56	48	Level 2
Investments	13	5	13	5	Level 3
Currency swaps	—	1	—	1	Level 2

	69	54	69	54

Financial assets not measured at fair value
Trade and other receivables E	1,027	1,019	1,027	1,019
Cash at bank	88	93	88	93

	1,115	1,112	1,115	1,112

Total financial assets	1,184	1,166	1,184	1,166

Financial liabilities at fair value
Contingent consideration	27	33	27	33	Level 3
Forward foreign exchange contracts	28	19	28	19	Level 2
Currency swaps	1	2	1	2	Level 2
Interest rate swaps	2	—	2	—
Private placement debt	198	—	199	—

	256	54	257	54

Financial liabilities not measured at fair value
Bank overdrafts	50	28	50	28
Bank loans F	413	540	413	540
Private placement debt	925	1,125	929	1,144
Finance lease liabilities	12	12	12	12
Trade and other payables	785	828	785	828

	2,185	2,533	2,189	2,552

Total financial liabilities	2,441	2,587	2,446	2,606

E	Trade and other receivables reported at 31 December 2014 excludes $98 million of prepayments and accrued income considered to be non-financial assets.

F	During the half year ended 27 June 2015, the Group entered into a $300 million bilateral loan facility with a commercial bank expiring in 2018, replacing the syndicated term loan facility of $400 million expiring in 2016. The Group also extended the maturity date of its $1 billion revolving credit facility from 2019 to 2020.

With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

There has been no change in the classification of financial assets and liabilities, the methods and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the annual report for the year ended 31 December 2014 other than the re-presentation of $98 million of prepayments and accrued income which are no longer presented as a financial asset.

8.	Definitions of and reconciliation to measures included within ‘Trading results’

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, EPSA, trading cash flow and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using the constant fixed rate.

Trading profit, trading profit margin and trading cash flow

Trading profit and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the half year to 27 June 2015

	Trading results 2015 $m	Acquisition related costs $m	Restructuring & rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m		Capital expenditure $m	Reported results 2015 $m
Revenue	2,272	—	—	—	—		—	2,272
Cost of goods sold	(566)	—	—	—	—		—	(566)

Gross profit	1,706	—	—	—	—		—	1,706
Selling, general and administration expenses	(1,084)	(13)	(19)	(78)	37			(1,157)
Research and development expenses	(110)	—	—	—	—		—	(110)

Trading/operating profit	512	(13)	(19)	(78)	37		—	439
Trading/operating profit margin	22.5%							19.3%
Interest receivable	2	—	—	—	5		—	7
Interest payable	(23)	(2)	—	—	—		—	(25)
Other finance costs	(7)	—	—	—	—		—	(7)
Share of losses from associates	(3)	—	—	—	—		—	(3)

Profit before taxation	481	(15)	(19)	(78)	42		—	411
Taxation	(131)	4	5	23	(17)		—	(116)
Effective tax rate	27.2%							28.2%

Adjusted attributable/attributable profit	350	(11)	(14)	(55)	25		—	295

EPSA/EPS	39.1 ¢	(1.2 ¢)	(1.6 ¢)	(6.1 ¢)	2.8	¢	—	33.0 ¢
Weighted average number of shares (m)	894							894
Trading cash flow/cash generated from operating activities	382	(20)	(21)	—	77		161	579
Trading profit to cash conversion ratio (%)	75%

For the half year to 28 June 2014
	Trading results 2014 $m	Acquisition related costs $m	Restructuring & rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m		Capital expenditure $m	Reported results 2014 $m
Revenue	2,220	—	—	—	—		—	2,220
Cost of goods sold	(538)	(14)	(4)	—	—		—	(556)

Gross profit	1,682	(14)	(4)	—	—		—	1,664
Selling, general and administration expenses	(1,078)	(44)	(15)	(54)	10			(1,181)
Research and development expenses	(120)	—	—	—	—		—	(120)

Trading/operating profit	484	(58)	(19)	(54)	10		—	363
Trading/operating profit margin	21.8%							16.4%
Interest receivable	7	—	—	—	—		—	7
Interest payable	(11)	(3)	—	—	—		—	(14)
Other finance costs	(5)	—	—	—	—		—	(5)
Share of losses from associates	(2)	—	—	—	—		—	(2)

Profit before taxation	473	(61)	(19)	(54)	10		—	349
Taxation	(133)	9	4	14	(4)		—	(110)
Effective tax rate	28.0%							31.5%

Adjusted attributable/attributable profit	340	(52)	(15)	(40)	6		—	239

EPSA/EPS	38.1 ¢	(5.8 ¢)	(1.7 ¢)	(4.5 ¢)	0.7	¢	—	26.8 ¢
Weighted average number of shares (m)	893							893
Trading cash flow/cash generated from operating activities	257	(14)	(23)	—	—		161	381
Trading profit to cash conversion ratio (%)	53%

Acquisition related costs and cash flows: For the half year to 27 June 2015, these costs primarily relate to ongoing ArthroCare integration costs. For the half year to 28 June 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets.

Restructuring and rationalisation costs: For the half year to 27 June 2015, these costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014. For the half year to 28 June 2014, these costs relate to the Group Optimisation programme and the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: For both the half years to 27 June 2015 and 28 June 2014, charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the half year to 27 June 2015, the net income primarily relates to a gain of $45 million from the settlement of the historical Arthrex legal claim, net of expenses and royalties, and a curtailment gain arising on post-retirement medical benefits in the US. These were partly offset by additional expenses primarily relating to the RENASYS distribution hold, which brings the total balance across both years to $35 million, and redundancies from the decision to cease production of HP802.

For the half year to 28 June 2014, the net cost primarily includes the initial establishment of a provision of $25 million recorded in relation to the RENASYS distribution hold and a gain of $35 million relating to a past service cost adjustment arising from the closure of the US Pension plan.

9.	Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	27 June 2015 $m	31 Dec 2014 $m	28 June 2014 $m
Average rates
Sterling	1.5225	n/a	1.6683
Euro	1.1153	n/a	1.3706
Swiss Franc	1.0554	n/a	1.1221
Period-end rates
Sterling	1.5722	1.5593	1.7015
Euro	1.1178	1.2101	1.3643
Swiss Franc	1.0695	1.0066	1.1225

10.	Post balance sheet event

On 9 July 2015, the Group completed the acquisition of the distribution assets of a Russian trauma and orthopaedics business from DeOst LLC and 100% of the equity of DC LLC, a Russian manufacturing company in the DeOst group for a provisional consideration of approximately $50 million.

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

●	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 as adopted by the European Union; and

●	that the interim management report herein includes a fair review of the information required by:

a.	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

The Board of Directors of Smith & Nephew plc are as listed in the Smith & Nephew plc 2014 Annual Report.

By order of the Board:

Olivier Bohuon	Chief Executive Officer	30 July 2015
Julie Brown	Chief Financial Officer	30 July 2015

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim report for the half year ended 27 June 2015 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1 the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the half year ended 27 June 2015 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Stephen Oxley (Senior Statutory Auditor)

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

30 July 2015